SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 4, 2003

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         39, Chemin du Champ-des-Filles,
                   1228 Plan-les-Ouates, Geneva, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---            ---

         [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):]

                                 Yes       No  X
                                     ---      ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

A press release dated April 3, 2003 announcing StMicroelectronics' Preliminary First Quarter Results.


                               [GRAPHIC OMITTED]
                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                                COMUNICATOSTAMPA
                               PRESSEINFORMATION




          STMicroelectronics Reports Preliminary First Quarter Results


Geneva, April 3, 2003 - STMicroelectronics (NYSE: STM) reported that based upon preliminary data, net revenues for its 2003 first quarter, ended March 29, 2003, are expected to be $1,618 million, just slightly below the low end of its guidance range of $1,620 million, and gross margin should be around 35%, below the bottom of the previous guidance range of 36%.

     The Company stated today that it experienced order push-outs in March relating to a number of its end markets, with the notable exception of digital consumer, and that it expects the majority of the affected products to be shipped in the 2003 second quarter. Gross margin for the 2003 first quarter was penalized by greater-than-expected pricing pressure and the stronger Euro. ST provided 2003 first quarter revenue guidance and gross margin guidance in its 2002 fourth quarter/year end earnings release of January 22, 2003.

While detailed first quarter financial information is not available at this early date, the Company believes that the absolute amount of its operating expenses will be approximately flat with 2002 fourth quarter levels despite the impact of the strengthened rate of the Euro vs. the US dollar. In addition, as reported in the 20F, the Company incurred in the first quarter of 2003 a non-operating one-time charge of $8.4 million as a result of the March 6, 2003 repurchase of approximately $429 million of the Company's Zero-Coupon Convertible Notes due 2010, but expects interest expense savings of approximately $6 million in the remainder of 2003 to reduce the negative impact to about $3 million for the full year. The Bond repurchase is expected to reduce ST's interest expense by approximately $10 million in 2004.

ST will report its full first quarter 2003 earnings after the close of the New York Stock Exchange on Wednesday, April 23, 2003 and hold its conference call on Thursday, April 24, 2003.




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Some of the above statements, that are not historical facts or include such words as the Company "believes", "anticipates", "expects" or words of similar impact, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. For a detailed description of the important factors which could cause actual results to differ materially from the expectations of the Company or its management please see the Company's most recent SEC Form 20-F filing, made on March 14, 2003.



About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2002, the Company's net revenues were $6.32 billion and net earnings were $429.4 million. Further information on ST can be found at www.st.com.



For further information, please contact:

INVESTOR RELATIONS:

Stanley March             Fabrizio Rossini          Benoit de Leusse
Investor Relations        Investor Relations        Investor Relations
Director                  Senior Management         Senior Manager
Tel: +1.212.821.89.39     Tel: +41.22.929.69.73     Tel: +41.22.929.58.12
Fax: +1.212.821.89.23     Fax : +41.22.929.69.61    Fax: +41.22.929.69.61
stan.march@st.com         fabrizio.rossini@st.com   benoit.de-leusse@st.com


Financial Dynamics
Jean-Benoit Roquette / Nicole Curtin
Tel: 01.47.03.68.10
Jean-benoit.roquette@fd.com/ nicole.curtin@fd.com

MEDIA RELATIONS

Maria Grazia Prestini                           Michael Markowitz
Director, Corporate Press Relations             Director, U.S. Media Relations
Tel: +41.2.29.29.69.45                          Tel: +1.212.821.8959
Fax: +41.2.29.29.69.50                          Fax: +1.212.821.8922
maria grazia.prestini@st.com                    mike.markowitz@st.com

Financial Dynamics
Lorie Lichtlen
Tel. +33.1.47.03.68.10
Lorie.lichtlen@fd.com




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2003                     STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer